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02021990

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEWIS FINANCIAL GROUP, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 Pierremont Road, Suite 109
(No. and Street)

Shreveport	Louisiana	71106-2069
(City)	(State)	(Zip Code)

AUG 2 6 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Craig Lewis III (318) 861-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James & Holloway, L.L.C.
(Name – *if individual, state last, first, middle name*)

400 Travis Street, Suite 1600	Shreveport	LA	(318) 71101-3183
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS C LEWIS III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEWIS FINANCIAL GROUP, L.C., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas C. Lewis III
Signature

President and Principal
Title

Debbie Case, Notary Public
Caddo Parish, Louisiana
My Commission is for life.

Debbie Case
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~ Cash Flow.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ A report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS FINANCIAL GROUP, L.C.

AUDITED FINANCIAL STATEMENTS

JUNE 30, 2002

LEWIS FINANCIAL GROUP, L.C.
TABLE OF CONTENTS
JUNE 30, 2002

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Statement of Changes in Liabilities Subordinated To Claims of General Creditors	6
Notes to Financial Statements	7 - 8
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION	9
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10

JAMES & HOLLOWAY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

VINCENT C. JAMES, C.P.A.
DAVID L. HOLLOWAY, JR., C.P.A., A.P.C.
M.D. WILSON, C.P.A.
MARJORIE E. HODGES, C.P.A.
AMY G. BRYANT, C.P.A.

400 TRAVIS STREET
BECK BUILDING, SUITE 1600
SHREVEPORT, LOUISIANA 71101-3183
TELEPHONE: (318) 424-3211
FACSIMILE: (318) 676-0638

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SOCIETY OF LOUISIANA
CERTIFIED PUBLIC ACCOUNTANTS

July 17, 2002

INDEPENDENT AUDITOR'S REPORT

To The Members of Lewis Financial Group, L.C.
Shreveport, Louisiana

We have audited the accompanying statement of financial condition of Lewis Financial Group, L.C. (a limited liability company) as of June 30, 2002, and the related statements of income, changes in members' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Financial Group, L.C. as of June 30, 2002, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James & Holloway, L.L.C.

JAMES & HOLLOWAY, L.L.C.

LEWIS FINANCIAL GROUP, L.C.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash and cash equivalents	$ 33,437
Deposit with clearing organization (Note 1)	10,000
Receivable from brokers - dealers and clearing organizations	7,621
Other assets	10,308
Total assets	$ 61,366

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 752
Members' equity	60,614
Total liabilities and members' equity	$ 61,366

See Accompanying Notes to Financial Statements

LEWIS FINANCIAL GROUP, L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2002

REVENUES:	
Commissions	$ 366,669
Interest income	608
Other income	15,340
Total revenues	382,617
EXPENSES:	
Employee compensation and benefits	24,750
Floor brokerage, exchange and clearance fees	9,158
Communications and data processing	4,778
Occupancy	18,670
Other operating expenses	247,986
Total expenses	305,342
NET INCOME	$ 77,275

See Accompanying Notes to Financial Statements

LEWIS FINANCIAL GROUP, L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

BALANCE AT JULY 1, 2001	$ 121,339
NET INCOME	77,275
WITHDRAWALS	(138,000)
BALANCE AT JUNE 30, 2002	$ 60,614

See Accompanying Notes to Financial Statements

LEWIS FINANCIAL GROUP, L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 77,275
Changes in operating assets and liabilities:	
Decrease in receivable from brokers-dealers and clearing organizations	9,750
Decrease in other assets	17
Increase in accounts payable and accrued expenses	162
Total adjustments	9,929
Net cash provided by operating activities	87,204
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' withdrawals	(138,000)
Net cash (used in) financing activities	(138,000)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS (NOTE 5)	(50,796)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	84,233
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 33,437

See Accompanying Notes to Financial Statements

LEWIS FINANCIAL GROUP, L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2002

SUBORDINATED LIABILITIES AT JULY 1, 2001	$ -
INCREASES	
DECREASES	-
SUBORDINATED LIABILITIES AT JUNE 30, 2002	$ -

See Accompanying Notes to Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was formed on May 27, 1994 as a limited liability company pursuant to the Louisiana Limited Liability Company Law. As such, the members are taxed under federal partnership laws but are afforded limited liability.

Basis of presentation - The financial statements of the Company are prepared on the accrual basis of accounting.

Customers' transactions - Customers' securities transactions are recorded on the settlement date basis with related commission income and expenses recorded on a trade date basis. The Company clears all of its trades with and for customers through another broker-dealer on a fully disclosed basis. For this service, the other broker-dealer receives a fee for each transaction.

Deposit with clearing organization - The Company is required to maintain a $10,000 cash balance with its clearing broker-dealer. These funds are not considered cash equivalents and are not restricted as to their withdrawal.

Provision for income taxes - The financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's personal income tax return and is taxed based on the member's personal tax strategies.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles require that management make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Advertising costs - The Company expenses advertising costs as incurred or the first time the advertising takes place. Advertising costs expensed for the year ended June 30, 2002 amounted to $3,412.

NOTE 2 CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company as a broker-dealer is exempt from Rule 15c3-3 of the Securities and Exchange Commission which requires the segregation of a deposit in a special reserve bank account for the exclusive benefit of its customers. The auditors have ascertained that conditions of the exemption were being complied with as of June 30, 2002 and that no facts came to their attention to indicate that the exemption had not been complied with during the period since the last audit date.

NOTE 3 LEASE COMMITMENTS

The Company entered into a two-year lease for office space expiring on November 30, 2002. The total rent expense relating to this operating lease for the year ended June 30, 2002 amounted to $11,546.

NOTE 3 LEASE COMMITMENTS (CONTINUED)

The future minimum lease rentals relating to the Company's noncancellable operating lease as of June 30, 2002 are as follows:

Year Ending June 30	Amount
2003	$ 4,538
Thereafter	-
Total	$ 4,538

NOTE 4 CONCENTRATION OF CREDIT RISK

The Company earns substantially all of its operating revenue from customers located primarily in the Northwest section of the State of Louisiana.

NOTE 5 STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less.

Supplemental disclosure of cash paid for specific items is as follows:

Interest	$ -
Income taxes	$ -

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $44,744, which was $39,744 in excess of its required net capital of $5,000. The Company's net capital ratio was .16 to 1.

JAMES & HOLLOWAY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

VINCENT C. JAMES, C.P.A.
DAVID L. HOLLOWAY, JR., C.P.A., A.P.C.
M.D. WILSON, C.P.A.
MARJORIE E. HODGES, C.P.A.
AMY G. BRYANT, C.P.A.

400 TRAVIS STREET
BECK BUILDING, SUITE 1600
SHREVEPORT, LOUISIANA 71101-3183
TELEPHONE: (318) 424-3211
FACSIMILE: (318) 676-0638

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SOCIETY OF LOUISIANA
CERTIFIED PUBLIC ACCOUNTANTS

July 17, 2002

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Members of Lewis Financial Group, L.C.
Shreveport, Louisiana

We have audited the accompanying financial statements of Lewis Financial Group, L.C. as of and for the year ended June 30, 2002, and have issued our report thereon dated July 17, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James & Holloway, L.L.C.

JAMES & HOLLOWAY, L.L.C.

Schedule 1

LEWIS FINANCIAL GROUP, L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2002

NET CAPITAL:	
Total members' equity	$ 60,614
Deduct:	
Non-allowable assets:	
Receivables from insurance companies	5,562
Other assets	10,308
	15,870
Net capital	$ 44,744
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 752
Total aggregate indebtedness	$ 752
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 39,744
Ratio: Aggregate indebtedness to net capital	.16 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report of Form X-17A-5 as of June 30, 2002	$ 44,744

JAMES & HOLLOWAY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

VINCENT C. JAMES, C.P.A.
DAVID L. HOLLOWAY, JR., C.P.A., A.P.C.
M.D. WILSON, C.P.A.
MARJORIE E. HODGES, C.P.A.
AMY G. BRYANT, C.P.A.

400 TRAVIS STREET
BECK BUILDING, SUITE 1600
SHREVEPORT, LOUISIANA 71101-3183
TELEPHONE: (318) 424-3211
FACSIMILE: (318) 676-0638

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SOCIETY OF LOUISIANA
CERTIFIED PUBLIC ACCOUNTANTS

July 17, 2002

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Lewis Financial Group, L.C.
Shreveport, Louisiana

In planning and performing our audit of the financial statements and supplementary schedules of Lewis Financial Group, L.C. (the Company) for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

James & Holloway, L.L.C.

JAMES & HOLLOWAY, L.L.C.